July 12, 2006



VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E., Stop 7010
Washington, D.C. 20549
Attention: Tia Jenkins


         Re:      Hemcure, Inc. (the "Company")
                  Form 10-QSB for Three Months Ended September 30, 2005


Dear Ms. Jenkins:

      On behalf of Hemcure, Inc. (the "Company"), set forth below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filings set forth in the letter dated June 21, 2006. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

General

1. Please file unaudited interim financial statements for the three months ended September 30, 2005. Please ensure the filing contains Disclosure Control Procedures as required by Item 307 and 308 of Regulations S-B. In addition, please include the officer certifications as required by Rule
13a-14(a)/15d-14(a). Please refer to the guidance in Item 601 of Regulation S-B.

Response:

      The Company notes the Staff's comment and has filed Form 10-QSB for the three months ended September 30, 2005, which includes the unaudited interim financial statements for the three months ended September 30, 2005. Please note that the required Disclosure Control Procedures and officer certifications have been added to the attached amended Form 10-QSB.

In addition, the Company acknowledges the following:

      o The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   Sincerely,


                                Bartly J. Loethen
                       President & Chief Executive Officer